August 5, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	California Carbon Industry, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 23, 2015
File No. 333-201812

Dear Ms. Long:

California Carbon Industry, Inc. (the “California Carbon” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 4, 2015, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note your responses to comment one in our letters dated February 26, 2015 and May 11, 2015; however we did not receive the executive summary. Please supplementally provide us with the confidential executive summary you provided to your potential investors.

Response: We have attached a copy of the confidential executive summary hereto.

2.	We note your response to comment 5 in our letter dated May 11, 2015. Please explain whether you have entered into any contracts relating to the use of the laboratory at Studio BC6.

Response: We have not entered into any such contracts and have updated our disclosure accordingly.

3.

We note your response to comment 6 in our letter dated May 11, 2015. We also note disclosure that you expect to begin development of the R&D facility within one month of receiving at least $1,000,000 in financing. Please explain when you expect the R&D facility to be complete after you begin to build it.

Response: We have revised to explain when we expect the facility to be complete.

4.

We note your response to comment 7 in our letter dated May 11, 2015. Please revise your disclosure to indicate, if true, that your plans to distribute materials to large aerospace firms are not memorialized in any contracts with those firms and are not in fact assured in any respect.

Response: We have revised as instructed.

5.

We note your response to comment 10 in our letter dated May 11, 2015. Please include disclosure of Mr. Scheer’s involvement with Cereplast on page 38 and clearly disclose the current state of Cereplast, including whether it is viable or dormant and including, according to the company’s public filings, that it is no longer a public reporting company. We note disclosure page 32 that Cereplast and Mindspeed are publicly traded. Please also clearly state in Mr. Okada’s biography on page 32 the current status of both Cereplast and Mindspeed including whether they are still publicly traded, viable or dormant. Again, we understand from these companies’ public filings that they are no longer public reporting companies with the Commission.

Response: Respectfully, it appears that Cereplast is still a “public reporting company” as it has not filed a Form 15, but that it is not current in its reporting obligations. We cannot represent whether it is currently viable or dormant, but we have revised our disclosure to state that it appears to be dormant and is no longer current in its reporting obligations. With respect to Mindspeed, we cannot state whether it is currently viable or dormant as it was acquired by M/A-COM Technology Solutions Holdings, Inc. in December of 2013 in a successful all-cash tender offer and was delisted from the NASDAQ as a result of the acquisition. We have included such disclosure in Mr. Okada’s biography and have added the other requested disclosure insomuch as it is consistent with the foregoing.

Thank you for your assistance and review.

Sincerely,

California Carbon, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer